MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non–audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Signed”	“Signed”
Joseph F. Conway	Ryan Snyder
President and Chief Executive Officer	Chief Financial Officer
March 19, 2018	March 19, 2018

KPMG LLP	Telephone (416) 777-8500

Bay Adelaide Centre	Fax (416) 777-8818
Suite 4600
www.kpmg.ca
333 Bay Street
Toronto ON
M5H 2S5

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Primero Mining Corp. as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 b) in the consolidated financial statements which indicates that Primero Mining Corp.’s cash and liquidity position may not be sufficient to meet its obligations as they become due. This condition, along with other matters as set forth in Note 2 b) in the consolidated financial statements, indicate the existence of material uncertainties that cast substantial doubt about Primero Mining Corp.’s ability to continue as a going concern.

“Signed”

Chartered Professional Accountants, Licensed Public Accountants

March 19, 2018

Toronto, Canada

PRIMEROMINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

		Year ended
		December 31
	Notes	2017	2016

Revenue	7	$91,769	$147,581
Operating expenses		(67,280)	(100,452)
Depreciation and depletion		(22,433)	(47,116)
Total cost of sales		(89,713)	(147,568)
Earnings from mine operations		2,056	13
Mining interest impairment charge	4	(303,858)	(111,000)
Exploration expenses		(1,345)	(1,885)
Share-based compensation		(4,149)	(7,049)
General and administrative expenses	11	(11,479)	(13,529)
Idle and restart costs incurred during strike at San Dimas		(6,207)	-
Other charges	12	(7,044)	(4,725)
Loss from operations		(332,026)	(138,175)
Transaction costs		-	(679)
Interest and finance expenses	13	(11,285)	(8,761)
Mark-to-market gain on debentures& warrants		5,897	12,610
Other expenses	14	(355)	(427)
Loss before income taxes		(337,769)	(135,432)
Income tax recovery	15	4,393	19,938
Net Loss from continuing operations		(333,376)	(115,494)
Net Loss from discontinued operations,net of income taxes	5	(76,309)	(118,926)
Net Loss for the year		($409,685)	($234,420)
Other comprehensive loss,net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations,net of tax of $nil		3,099	(102)
Unrealized (loss)gain on investment in Fortune Bay,net of tax of $nil		(250)	1,058
Total comprehensive Loss for the year		($406,836)	($233,464)
Basic and diluted loss per share from continuing operations		($1.74)	($0.65)
Basic and diluted loss per share from discontinued operations		($0.40)	($0.67)
Basic and diluted loss per share including discontinued operations		($2.14)	($1.32)
Weighted average number of common shares outstanding
Basic		191,738,274	177,569,024
Diluted		191,738,274	177,569,024

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

			December 31	December 31
	Notes		2017	2016

Assets
Current assets
Cash and cash equivalents	19		$20,966	$19,875
Trade and other receivables			1,241	1,962
Value added and income taxes receivable			40,789	34,494
Prepaid expenses			2,642	3,893
Inventories	8		13,668	22,829
Total current assets			79,306	83,053
Non-current assets
Restricted cash			-	4,577
Mining interests	4,9		125,050	577,920
Deferred tax asset			-	3,763
Value added tax receivable			-	7,344
Other non-current assets			910	1,160
Total assets			$205,266	$677,817

Liabilities
Current liabilities
Trade and other payables			$19,593	$31,781
Income tax payable			3,298	1,558
Other taxes payable			1,200	2,035
Current portion of long-term debt	10		30,310	50,841
Total current liabilities			54,401	86,215
Non-current liabilities
Other taxes payable			18,805	14,120
Deferred tax liability			7,457	28,428
Decommissioning liability	20		11,646	29,790
Long-term debt	10		47,625	52,906
Warrant liability	17	(a)	44	1,066
Other long-term liabilities			5,557	4,162
Total liabilities			$145,535	$216,687

Shareholders' equity
Share capital	17	(a)	$915,641	$908,923
Shares reserved for future issuance	17	(a)	243	297
Contributed surplus	17	(b)	57,630	58,857
Accumulated other comprehensive loss			(845)	(3,694)
Deficit			(912,938)	(503,253)
Total shareholders' equity			$59,731	$461,130
Total liabilities and shareholders' equity			$205,266	$677,817

Basis of Presentation and Going concern (Note 2 b))
Commitments and contingencies (Note 24)
Subsequent events (Note 25)

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors.

“Signed”	“Signed”
Joseph F. Conway, Director	Michael E. Riley, Director

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS , EXCEPT FOR NUMBER OF COMMON SHARES )

						Accumulated
				Shares reserved		other
		Share capital		for future	Contributed	comprehensive
	Notes	Shares	Amount	issuance	surplus	loss	Deficit	Total equity
Balance, January 1, 2016		164,185,807	$867,375	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
Public equity offering		22,022,500	33,047	-	-	-	-	33,047
Acquisition of mining concessions		1,854,271	3,540	-	-	-	-	3,540
PSUs settled in shares		1,445,787	4,961	-	(4,851)	-	-	110
Common shares reserved for future issuance		-	-	297	-	-	-	297
Other comprehensive income, net of tax		-	-	-	-	956	-	956
Share-based compensation		-	-	-	8,724	-	-	8,724
Loss for the year		-	-	-	-	-	(234,420)	(234,420)
Balance, December 31, 2016		189,508,365	$908,923	$297	$58,857	($3,694)	($503,253)	$461,130

Balance, January 1, 2017		189,508,365	$908,923	$297	$58,857	($3,694)	($503,253)	$461,130
Shares issued for
PSUs settled in shares	17(a)	2,543,773	6,117	-	(6,117)	-	-	-
Severance and other employee payments	17(a)	993,684	601	-	(5)	-	-	596
Release of common shares reserved for future issuance		-	-	(54)	-	-	-	(54)
Other comprehensive income, net of tax		-	-	-	-	2,849	-	2,849
Share-based compensation	17(b)	-	-	-	4,895	-	-	4,895
Loss for the year		-	-	-	-	-	(409,685)	(409,685)
Balance, December 31, 2017		193,045,822	$915,641	$243	$57,630	($845)	($912,938)	$59,731

Total comprehensive loss was $406.8 million for the year ended December 31, 2017 (December 31, 2016 – loss of $233.5 million) .

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)

		Year ended
		December 31
	Notes	2017	2016
Operating activities
Loss before income taxes		($337,769)	($135,432)
Loss before income taxes, from discontinued operations	5	(82,020)	(120,452)
Adjustments for:
Mining interests impairment charge	4	398,821	228,000
Depreciation and depletion		29,703	63,329
Share-based compensation expense		4,875	8,586
Payments made under the Phantom Share Unit Plan		-	(377)
Mark-to-market gain on convertible debentures		(4,875)	(9,000)
Mark-to-market gain on warrant liability		(1,022)	(3,610)
Write-down of inventory		-	1,040
Unrealized foreign exchange loss		5,329	2,390
Taxes paid		(4,027)	(29,625)
Other		2,199	975
Other adjustments
Transaction costs (disclosed in financing activities)		-	232
Finance income (disclosed in investing activities)		(41)	(88)
Finance expense		11,460	9,299
Operating cash flow before working capital changes		22,633	15,267
Changes in non-cash working capital	16	(82)	(2,158)
Cash provided by (used in) operating activities		$22,551	$13,109
Investing activities
Expenditures on mining interests - San Dimas		($22,410)	($37,446)
Expenditures on mining interests - Black Fox		(13,235)	(29,956)
Expenditures on mining interests - Other		(206)	(271)
Proceeds from dispositions, net		40,369	-
Cash provided by (used in) investing activities		$4,518	($67,673)
Financing activities
Proceeds from equity offering	17(a)	$-	$39,958
Transaction costs on equity offering	17(a)	-	(2,464)
Net (repayment)/drawdown on revolving credit facility	10(a)	(19,799)	50,000
Repayment of convertible debenture	10(c)	-	(48,116)
Payments on capital leases		(1,116)	(4,497)
Funds released from reclamation bond		4,799	1,564
Interest paid		(9,954)	(7,493)
Cash provided by (used in) financing activities		($26,070)	$28,952
Effect of foreign exchange rate changes on cash		$92	($114)
Increase (decrease) in cash		$1,091	($25,726)
Cash, beginning of year		19,875	45,601
Cash, end of year		$20,966	$19,875

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.	Corporate information

Primero Mining Corp. (“Primero” or the “Company”) is a publicly traded company, listed on the Toronto Stock Exchange and previously listed on the New York Stock Exchange until August 14, 2017. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns one producing property, the San Dimas gold-silver mine in the San Dimas district of Mexico, and previously owned a second producing property, the Black Fox gold mine and adjoining properties in Timmins, Ontario, Canada (the “Black Fox Complex”) which was sold in 2017 and has been reported as discontinued operations in these consolidated financial statements. The Company also has one project in the exploration stage, Ventanas located in Mexico. The Company previously owned a property in the development stage, the Cerro del Gallo project in Mexico which was sold in 2017 and has been reported as discontinued operations in these consolidated financial statements.

2.	Basis of preparation and summary of significant accounting policies

a) Statement of compliance

These consolidated financial statements, as at and for the years ended December 31, 2017 and 2016, of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 19, 2018.

b) Basis of presentation and going concern

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for the certain financial instruments which are presented at fair value. Certain prior year balances have been reclassified to conform with the current year presentation.

In 2017, the Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value. This process ultimately resulted in the sale of the Black Fox Complex in October 2017, the sale of the Cerro del Gallo project in November 2017, and a definitive arrangement agreement (the "Arrangement Agreement") to sell Primero to First Majestic Silver Corp. (“First Majestic”), announced on January 12, 2018. Refer to note 25 for additional details.

On March 13, 2018, the Arrangement was approved by Primero shareholders. On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal paid on this date. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in or around the end of April 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

Primero did not generate enough cash from operations to support its investing activities during 2017. The Company has sufficient cash on hand to support the business through to the expected close of the Arrangement with First Majestic. If the transaction closes as planned, management believes First Majestic will have sufficient funding to satisfy all commitments of Primero and its subsidiaries.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty that Primero will have sufficient funds to repay the full outstanding obligation under the revolving credit facility (“RCF”) upon maturity, which would allow the lenders to exercise their rights under the RCF (see notes 9 and 10). An Event of Default under the RCF, unless waived, would trigger cross default provisions under the convertible debentures and the Silver Purchase Agreement.

The above noted factors represent a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are:

Subsidiary	Location	Property
Primero Empresa Minera,S.A.deC.V.("PEM ")	Mexico	San Dimas Mine and Ventanas
Silver Trading (Barbados)Lim ited ("STB")	Barbados	-
Primero Mining Luxembourg S.a.r.l.	Luxembourg	-

Subsidiary Disposed of in 2017	Location	Property
San Anton delas Minas,S.A.deC.V.	Mexico	Cerro del Gallo project

The results of discontinued operations, comprising the Black Fox Complex and Cerro del Gallo, included in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2017 and 2016 are disclosed in note 5. The comparative periods have been recast accordingly.

c) Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The functional currency of PEM and STB is the U.S. dollar. The functional currency of San Anton de las Minas S.A. de C.V. prior to it’s disposition was the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l. is the Mexican peso.

For entities using U.S. dollars as the functional currency, all monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at current exchange rates at each balance sheet date and the resulting adjustments are included in a separate line item under other income (expenses). Revenue and expense in foreign currencies are translated using the exchange rates at the date of the transaction.

The accounts of Primero Mining Luxembourg S.a.r.l. are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within accumulated other comprehensive loss; there is no tax impact of this translation.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

d) Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

▪	the significant risks and rewards of ownership have been transferred to the buyer;
▪	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
▪	the amount of revenue and costs to sell can be measured reliably;
▪	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured.

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds. Sales prices are based on the terms of the contract or at spot prices.

e) Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

f) Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive loss. The 5.75% convertible debentures and warrant liability are classified as FVTPL and measured at fair value based on their trading price. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, and are measured at amortized cost. Trade and other payables, and the RCF are classified as other financial liabilities, and are also measured at amortized cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive loss immediately. Transaction costs in respect of other financial instruments are included in the initial carrying value of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment in Fortune Bay (included in other non-current assets) is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (OCI). When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as FVTPL. These embedded derivatives are measured at fair value with changes in fair value recognized in earnings for the period.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

▪	The rights to receive cash flows from the asset have expired, or
▪

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

g) Mining interests

The Company categorizes mining interests based on the type of asset and/or the stage of operation, development or exploration of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Mineral properties include:

•

Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and

•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges. Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Equipment and vehicles	4 years to life of mine
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential or when impairment charges have been recorded.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

▪	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long-term gold and silver prices and exchange rates,
▪	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive loss in the period incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If events take place subsequently and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive loss in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive loss as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive loss as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

Impairment of non-current assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverable amount is the higher of value-in-use and fair value less cost of disposal (“FVLCD”).

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCD is estimated using a discounted cash flow approach for each of the Company’s cash generating units (“CGU”s) to which the individual assets are allocated. The assumptions used in determining the FVLCD for the CGU’s include long-ter Mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of impairment is recognized during the period in the statement of operations and comprehensive loss.

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a gain or loss on disposal in the statement of operations and comprehensive loss.

h) Income taxes

Income tax expense (recovery) comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive loss except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive loss due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive loss.

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

i) Share–based compensation

Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive loss and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive loss.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive loss.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Company’s share price (with any changes in fair value recognized in the statement of operations and comprehensive loss). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive loss.

Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive loss and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive loss.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive loss.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement as measured at the date of modification, over the remainder of the vesting period.

j) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive loss.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating tOperating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

k) Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

l) Segmented reporting

The Company operated in one geographic area, Mexico, with corporate activities occurring in a second geographic area, Canada. Prior to the disposition of the Black Fox Complex, the Company operated in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has one reportable segment, the San Dimas mine (which currently includes the Ventanas property and Coral Silver concessions). During 2017 and prior to the dispositions of the Black Fox Complex and the Cerro del Gallo project, Primero had three reportable segments: the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project.

m) Assets held for sale and discontinued operations

Assets or disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and measured at the lower of carrying amount or FVLCD. The assets or disposal groups must be available for immediate sale and the sale must be highly probable within one year. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurement are included in the statements of operations and comprehensive loss. No depreciation is charged on assets or disposals groups classified as held for sale.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

A discontinued operation is a component of an entity that either has been disposed of, abandoned or that is classified as held for sale.

Discontinued operations are presented on the statements of operations and comprehensive loss as a separate line.

n) Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined the following will have potential future impact on the Company.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the impact of adopting this standard to be material to its consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company does not expect the impact of adopting this standard to be material on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

3.	Critical Accounting Estimates and Judgments

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in the future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii) Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment. The impairment analysis generally requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive loss.

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

b) Accounting judgments

The critical judgments that the Company’s management have made that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority, Servicio de Administración Tributaria (“SAT”), which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 15 c) for further information). Under Mexican tax law, an advance pricing agreement (“APA”) ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver reassessment and no liability has been recognized in the financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted its formal response to both the 2010 and the 2011 observations letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding value-added tax (“VAT”) receivables and has received $15.2 million of VAT refunds since July 2017.

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Impairment Charges

	Year ended December 31
(in thousands of U.S.dollars)	2017	2016

San Dimas	$303,858	$111,000
Black Fox Complex	44,963	117,000
Cerro del Gallo	50,000	-
	$398,821	$228,000

In accordance with IFRS, non-current assets are tested for impairment when events or changes in circumstances suggest that their carrying amount may not be recoverable. When there is an indicator of impairment, the impacted CGU is tested for impairment.

2017

As part of the strategic review process discussed in note 1 the Company received several proposals during the second quarter of 2017 which provided evidence the carrying value of its CGUs exceeded their fair value. During the second quarter of 2017, the Company recorded an impairment of $285.0 million, which comprised impairments of $195.0 million for the San Dimas mine, $40.0 million for the Black Fox Complex and $50.0 million for the Cerro del Gallo project (note 5). During the third quarter of 2017, an additional impairment of $5.0 million was recorded for the Black Fox Complex to align with the net proceeds received from the disposition during the fourth quarter of 2018. During the fourth quarter, the Company recorded an additional impairment of $109 million relating to the San Dimas mine as the negotiation process that led to the Arrangement Agreement identified that the carrying value of the San Dimas mine exceeded the recoverable amount. The carrying value of the San Dimas CGU as at December 31, 2017 is now aligned to the approximate value implied in the Arrangement Agreement.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The difference between the final net proceeds from disposition and the carrying values of the CGUs immediately prior to the disposition have been recognized as a loss on disposition, for the CGUs disposed of during 2017.

2016

In 2016, the Company’s share price declined such that the carrying value of its net assets exceeded its market capitalization. In addition, during the fourth quarter, the Company identified impairment indicators at the San Dimas mine and Black Fox Complex and as a result, recorded non-cash impairment charges of $111.0 million and $117.0 million, respectively based on their FVLCD, which exceeds the value in use for both CGUs.

The recoverable amount was determined as the FVLCD for each CGU. FVLCD was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions derived from from observable market indicators and the current life-of–mines plans for each operation. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCD used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2016
Discount rate	6.5% -8.5%
Gold price
Short term	$1,250
Long term	$1,300
Foreign exchange
Mexican peso (M XN)
Short term	M XN 18
Long term	M XN 20
Canadian Dollar (CAD)
Short term /long term	CAD 1.30
Market value per gold ounce	n.a.
Life of mine (in years)(1)	5 & 17

(1) For purposes of assessing asset impairment, the Company used an estimated life of mine of 5 years for Black Fox and 17 years for San Dimas as at December 31, 2016.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

San Dimas Mine

The impairment test for the San Dimas mine was based on the updated life-of-mine plan, which incorporated updated reserves and resources, discount rate factors to account for the underlying risks and management’s view of the exploration potential of the mine site. The resulting non-cash impairment charge for the San Dimas mine was driven by decrease in reserves, revisions in the mining cut-off methodology and the application of higher discount rates in the net present value of future estimated cash flows.

Black Fox Complex

The impairment test for the Black Fox Complex was based on the the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex derived from decreases in reserves and shortened mine life.

Sensitivities

The impairment charges are highly sensitive to discount rates, gold prices and foreign exchange rates used in the cash flow projection. The table below summarizes the impact on the recognized impairment charges with all the variables held constant except as follows:

		San Dimas Mine	Black Fox Complex
		2016	2016
Discount rate	+/-1%	$29,000	$2,000
Gold price	+/-10%	$88,000	$39,000
Foreign exchange
M XN	+/-10%	$46,000	n.a.
CAD	+/-10%	n.a.	$37,000

5.	Discontinued operations

On October 6, 2017, the Company sold the Black Fox Complex for total consideration of $32.3 million including cash proceeds of $27.5 million and the release of $4.8 million from restricted cash that was pledged towards environmental closure liabilities. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

On November 27, 2017, the Company sold the Cerro del Gallo project, via the sale of all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the Cerro del Gallo project to Argonaut Gold Inc for cash proceeds of $15 million resulting in a loss on disposition of $1,151.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Cerro del	Black Fox	Discontinued
	Gallo	Complex	operations
Year ended December 31,2017
Revenue	$-	$65,828	$65,828
Operating expenses	-	39,982	39,982
Depreciation and depletion	44	7,269	7,313
Total cost of sales	44	47,251	47,295
(Loss) earnings from mine operations	(44)	18,577	18,533
Mining interest impairment charge	(50,000)	(44,963)	(94,963)
Exploration expenses	(830)	-	(830)
General and administrative expenses	(3)	(252)	(255)
Other charges	-	(51)	(51)
Loss from operations	(50,877)	(26,689)	(77,566)
Other expense items	(3,069)	(1,385)	(4,454)
Loss before income taxes	(53,946)	(28,074)	(82,020)
Income tax recovery	5,711	-	5,711
Net Loss	($48,235)	($28,074)	($76,309)

	Cerro del	Black Fox	Discontinued
	Gallo	Complex	operations

Year ended December 31,2016
Revenue	$-	$71,595	$71,595
Operating expenses	-	54,815	54,815
Depreciation and depletion	82	16,131	16,213
Total cost of sales	82	70,946	71,028
(Loss) earnings from mine operations	(82)	649	567
Mining interest impairment charge	-	(117,000)	(117,000)
Exploration expenses	(1,529)	-	(1,529)
General and administrative expenses	(164)	(1,109)	(1,273)
Loss from operations	(1,775)	(117,460)	(119,235)
Other expense items	(315)	(902)	(1,217)
Loss before income taxes	(2,090)	(118,362)	(120,452)
Income tax recovery	326	1,200	1,526
Net Loss	($1,764)	($117,162)	($118,926)

The results of discontinued operations included in the consolidated statement of cash flows, excluding the cash flows arising from the dispositions, for the years ended December 31, 2017 and 2016 are presented below; the comparative periods have been recast accordingly.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Years ended
	December 31
Cash flow from (used in):	2017	2016

Operating activities before working capital changes	$16,077	$21,170
Changes in non-cash working capital	($2,637)	$7,704
Operating activities	13,440	28,874
Investing activities	($13,387)	($30,879)
Financing activities and effect of foreign exchange rates	($1,033)	($4,582)
Net cash flow from (used in) discontinued operations	(980)	(6,587)

6.	Segmented information

The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

	San Dimas	Corporate	Total
At December 31,2017
Current assets	$72,026	$7,280	$79,306
Mining interests	124,835	215	125,050
Other non-current assets	-	910	910
Total assets	$196,861	$8,405	$205,266

Current liabilities	$19,242	$35,159	$54,401
Non-current liabilities	42,428	48,706	91,134
Total liabilities	$61,670	$83,865	$145,535

			Black Fox
As At December 31,2016	San Dimas	Corporate	Complex	Cerro del Gallo	Total
Current assets	$60,604	$4,209	$16,761	$1,479	$83,053
Mining interests	428,251	330	$85,680	63,659	577,920
Other non-Current assets	11,107	1,160	$4,577	-	16,844
Total assets	$499,962	$5,699	$107,018	$65,138	$677,817

Current liabilities	$20,373	$54,836	$10,988	$18	$86,215
Non-Current liabilities	50,585	53,861	$20,315	5,711	130,472
Total liabilities	$70,958	$108,697	$31,303	$5,729	$216,687

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

			Continuing	Cerro del	Black Fox	Discontinued
	San Dimas	Corporate	Operations	Gallo	Complex	operations	Total

Year ended December 31,2017
Revenue	$91,769	$-	$91,769	$-	$65,828	$65,828	$157,597
Operating expenses	67,280	-	67,280	-	39,982	39,982	107,262
Depreciation and depletion	22,320	113	22,433	44	7,269	7,313	29,746
Total cost of sales	89,600	113	89,713	44	47,251	47,295	137,008
Earnings (loss) from mine operations	2,169	(113)	2,056	(44)	18,577	18,533	20,589
Mining interest impairment charge	(303,858)	-	(303,858)	(50,000)	(44,963)	(94,963)	(398,821)
Exploration expenses	(1,345)	-	(1,345)	(830)	-	(830)	(2,175)
Share-based compensation	-	(4,149)	(4,149)	-	-	-	(4,149)
General and administrative expenses	(2,242)	(9,237)	(11,479)	(3)	(252)	(255)	(11,734)
Idle and restart costs incurred during strike at San Dimas	(6,207)	-	(6,207)	-	-	-	(6,207)
Other charges	(1,356)	(5,688)	(7,044)	-	(51)	(51)	(7,095)
Loss from operations	(312,839)	(19,187)	(332,026)	(50,877)	(26,689)	(77,566)	(409,592)
Other expense items	(1,025)	(4,718)	(5,743)	(3,069)	(1,385)	(4,454)	(10,197)
Loss before income taxes	(313,864)	(23,905)	(337,769)	(53,946)	(28,074)	(82,020)	(419,789)
Income tax recovery (expense)	4,819	(426)	4,393	5,711	-	5,711	10,104
Net Loss	($309,045)	($24,331)	($333,376)	($48,235)	($28,074)	($76,309)	($409,685)

			Continuing	Cerro del	Black Fox	Discontinued
	San Dimas	Corporate	Operations	Gallo	Complex	operations	Total

Year ended December 31,2016
Revenue	$147,581	$-	$147,581	$-	$71,595	$71,595	$219,176
Operating expenses	100,452	-	100,452	-	54,815	54,815	155,267
Depreciation and depletion	46,984	132	47,116	82	16,131	16,213	63,329
Total cost of sales	147,436	132	147,568	82	70,946	71,028	218,596
Earnings (loss) from mine operations	145	(132)	13	(82)	649	567	580
Mining interest impairment charge	(111,000)	-	(111,000)	-	(117,000)	(117,000)	(228,000)
Exploration expenses	(1,885)	-	(1,885)	(1,529)	-	(1,529)	(3,414)
Share-based compensation	-	(7,049)	(7,049)	-	-	-	(7,049)
General and administrative expenses	(5,419)	(8,110)	(13,529)	(164)	(1,109)	(1,273)	(14,802)
Other charges	(2,327)	(2,398)	(4,725)	-	-	-	(4,725)
Loss from operations	(120,486)	(17,689)	(138,175)	(1,775)	(117,460)	(119,235)	(257,410)
Other expense items	(1,494)	4,237	2,743	(315)	(902)	(1,217)	1,526
Loss before income taxes	(121,980)	(13,452)	(135,432)	(2,090)	(118,362)	(120,452)	(255,884)
Income tax recovery	19,938	-	19,938	326	1,200	1,526	21,464
Net Loss	($102,042)	($13,452)	($115,494)	($1,764)	($117,162)	($118,926)	($234,420)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

7.	Revenue

		Year ended
		December 31
	2017	2016

Gold	$74,979	$121,553
Silver	16,790	$26,028
	$91,769	$147,581

a) Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Wheaton Precious Metals International Ltd. (“WPMI”), formerly Silver Wheaton Caymans (“SWC”), at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The threshold for the year ended August 5, 2017 was not exceeded (4.3 million ounces were delivered under the contract), while the threshold for the year ended August 5, 2016 was exceeded in July 2016. During the year ended December 31, 2017 the Company did not sell any silver at market prices (year ended December 31, 2016 - 0.2 million ounces were sold at market prices).

In connection with the Arrangement Agreement, First Majestic has entered into agreements with WPMI, whereby, following closing of the Arrangement, the Silver Purchase Agreement will be terminated and replaced with a new stream which will provide for a reduction in the amount of payable metal content.

b) Gold Purchase Agreement

The Company had a gold purchase agreement related to the Black Fox Mine, which was disposed of in October 2017. Under the agreement, the Company was obligated to sell 8% of the gold production at the Black Fox Mine and 6.3% at the adjoining Pike River property (“Black Fox Extension”).

During the year ended December 31, 2017, the Company recorded revenue classified as discontinued operations of $2.5 million (2016 - $2.7 million) under the contract terms.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

8.	Inventories

	December 31	December 31
	2017	2016
Gold and silver	$5,848	$5,827
Stockpiled ore	175	5,285
Work-in-progress	2,444	5,771
Supplies	5,201	5,946
	$13,668	$22,829

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

9.	Mining interests

	Mining		Plant,
	properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
Cost
At January 1,2016	$948,182	$78,198	$191,825	$35,949	$1254,154
Additions	55,788	8,256	30,536	(21,218)	73,362
Reclassifications	1,086	3,948	(5,279)	239	(6)
Assets derecognized	-	-	(5,021)	-	(5,021)
At December 31,2016	1005,056	90,402	212,061	14,970	1322,489
Additions	32,876	4,409	6,332	(8,093)	35,524
Assets derecognized	-	-	(8,180)	-	(8,180)

Disposition of Black Fox Complex and Cerro del Gallo project	(456,856)	(18,579)	(68,012)	(926)	(544,373)
At December 31,2017	$581,076	$76,232	$142,201	$5,951	$805,460

Accumulated depreciation and depletion
At January 1,2016	$355,893	$16,945	$91,198	$-	$464,036
Depreciation and depletion	31,046	3,247	22,942	-	57,235
Impairment charge	228,000	-	-	-	228,000
Reclassifications	1,487	4,768	(6,261)	-	(6)
Assets derecognized	-	-	(4,696)	-	(4,696)
At December 31,2016	616,426	24,960	103,183	-	744,569
Depreciation and depletion	7,162	1,999	19,257	-	28,418
Impairment charge	284,972	48,311	65,538	-	398,821
Assets derecognized	-	-	(7,233)	-	(7,233)
Disposition of Black Fox Complex and Cerro del Gallo project	(412,926)	(15,504)	(55,735)	-	(484,165)
At December 31,2017	$495,634	$59,766	$125,010	$-	$680,410

Carrying value
At December 31,2016	$388,630	$65,442	$108,878	$14,970	$577,920
At December 31,2017	$85,442	$16,466	$17,191	$5,951	$125,050

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	December 31	December 31
	and leases	buildings	and vehicles	in progress	2017	2016
San Dimas Mine	$85,442	$16,466	$16,976	$5,951	$124,835	$428,251
Black Fox Complex	-	-	-	-	-	85,680
Cerro del Gallo project	-	-	-	-	-	63,659
Corporate	-	-	215	-	215	330
Total	$85,442	$16,466	$17,191	$5,951	$125,050	$577,920

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement (Notes 7 a)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 10 a)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The carrying value of property, plant and equipment under finance leases at December 31, 2017 was $0.4 million (December 31, 2016 - $8.0 million). The lessors hold first security rights over the leased assets.

Depreciation and depletion recognized for the year ended December 31, 2017 was $28.4 million (2016 - $57.2 million). As at December 31, 2017, the non-cash component in the inventories balance was $1.4 million (2016 – $5.8 million).

10.	Debt

	December 31	December 31
	2017	2016
Current debt
Revolving credit facility(RCF)(a)	$30,201	$49,639
Finance lease liabilities(b)	109	1,202
	30,310	50,841
Long-term debt
5.75% convertible debentures(c)	$47,625	$52,500
Finance lease liabilities(b)	-	406
	47,625	52,906
	$77,935	$103,747

(a) The Company has a RCF, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. In March 2016, the Company drew down $50 million under the RCF to repay the 6.5% convertible debentures, assumed as part of the acquisition of Brigus Gold Corp. An additional $10 million was drawn down in March 2017, $5 million was drawn in May 2017 and $10 million was drawn in July 2017, fully drawing the RCF and bringing the outstanding balance under the RCF to $75.0 million. On March 30, 2017, the Company amended the terms of the RCF to extend its maturity date from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF with its amended terms was guaranteed by WPM and a fee of $2.7 million was paid in 2017. This fee was accreted over the new term of the RCF as additional interest cost. The net proceeds from the sale of the Black Fox Complex and Cerro del Gallo were used to reduce the outstanding balance of the RCF. The RCF was subsequently extended multiple times from November 2017 to January 2018 in connection with the Company’s strategic review process resulting in the current maturity date being the earlier of (i) April 30, 2018, (ii) the closing of the business combination with First Majestic, and (iii) the seventh business day following termination of the proposed business combination. WPM continues to provide a guarantee for the RCF.

Total unamortized transaction costs of $0.1 million relating to the original term of the RCF have been expensed. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical for this type of facility.

(b) The Company is obligated under various finance leases for equipment. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. There are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(c) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% convertible debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion. The 5.75% convertible debentures have a cross-default provision that would be triggered by any default on the RCF.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

On March 13, 2018, holders of the 5.75% convertible debentures voted to amend the terms of the securities (refer to note 25).

11.	General and administrative expenses

		Year ended
		December 31
	2017	2016
Salaries and wages	$5,053	$5,778
Rent and office costs	792	828
Legal, accounting, consulting and professional fees	2,369	2,547
Directors fees and expenses	1,357	935
Other General and administrative expenses	1,908	3,441
	$11,479	$13,529

12.	Other charges

		Year ended
		December 31
	2017	2016
Legal expenses associated with proceedings in Mexico	$1,103	$3,254
Employee severance payments	2,120	1,171
Legal and advisory costs relating to financing initiatives	647	300
Advisory fees associated with strategic review process	2,023	-
Loss on disposition of Cerro del Gallo	1,151	-
	$7,044	$4,725

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

13.	Interest and finance expenses

			Year ended
		December 31
	Notes	2017	2016

Interest expenses
Interest on 5.75% convertible debentures	10	$4,312	$4,313
Interest on 6.5% convertible debentures		-	775
Interest on revolving credit facility	10	2,792	1,577
		7,104	6,665
Finance expenses
Accretion on 6.5% convertible debentures		$-	$365
Accretion on asset retirement obligation		766	723
Revolving credit facility guarantee fee	10	2,646	-
Amortization of revolving credit facility transaction costs		481	870
Others		288	138
		4,181	2,096
		$11,285	$8,761

14.	Other expenses

		Year ended
	December 31
	2017	2016
Foreign exchange gain	$76	$155
Gain on derivative liability	-	5
Finance income	41	88
Royalty and other	(472)	(675)
	($355)	($427)

15.	Income taxes

a) Tax expense

Tax expense comprises the following:

	2017	2016
Current income tax expense	$3,298	$1,089
Deferred Income tax recovery	(7,691)	(21,027)
Income tax(recovery)	($4,393)	($19,938)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	2017	2016
Loss before income taxes	($337,769)	($135,432)
Canadian federal and provincial income tax rate	26.5%	26.5%
Expected income tax recovery	(89,509)	(35,889)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(11,416)	(2,930)
Share-based payments	1,148	1,986
Amounts allowable for tax purposes	(6,290)	(9,592)
Impact of foreign exchange and inflation	(7,709)	27,180
Withholding taxes on intercompany interest	3,800	3,308
Royalty taxes in Mexico	(149)	115
B Impairment of mining interest	79,069	(5,827)
Benefit of tax losses and temporary differences not recognized	26,663	1,711
Income tax(recovery)	($4,393)	($19,938)

b) Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2017	2016
Deferred tax assets
Non-capital losses	$-	$8,183
Decommissioning liability to be recovered	472	1,315
Deduction for Mexican royalty taxes	-	9,565
Accruals and other	-	2,338
	$472	$21,401
Deferred tax liability
Accruals and other	(26)	-
Mining interests	(7,903)	($46,066)
Net deferred tax liability	($7,457)	($24,665)

A reconciliation of net deferred tax liability to the amounts presented in the consolidated statements of financial position follows:

	2017	2016
Deferred tax asset	$-	$3,763
Deferred tax liability	(7,457)	(28,428)
Net deferred tax liability	($7,457)	($24,665)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The movement in deferred income tax balances is explained as follows:

	2017	2016
As At January 1	($24,665)	($49,326)
Deferred tax recovery	13,408	22,553
Flow through share premium credit charged to deferred tax expense	-	(1,200)
Withholding expense accrued as tax payable	3,800	3,308
As At December 31	($7,457)	($24,665)

Given recent San Dimas performance, the Company determined that it could not deem future taxable income to be probable under current operating conditions. Therefore, no deferred tax assets have been recognized. Of the Company’s total deferred tax liability of $7.5 million (2016 - $28.4 million), $0.6 million (2016 - $5.2 million) is expected to reverse within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $235.4 million (2016 - $221.0 million) that are available to be applied against future taxable income. These losses expire from 2025 to 2037. Of these losses, $122 million (2016 - $132 million) are restricted to use only against income from the same or similar business that created these losses.

Deductible temporary differences, unused tax losses and their tax effect for which no deferred tax assets have been recognized are attributable to the following:

	Temporary Differences		Tax effect
	2017	2016	2017	2016
Non-capital losses	$210,071	$203,529	$53,360	$51,885
Capital losses	130,612	2,555	17,306	339
Share issuance costs	3,878	5,906	1,028	1,565
Accrued liabilities and other	1,669	1,138	442	302
Resource and equipment tax pools	-	162,143	-	44,442
Ontario Mining tax	-	122,796	-	10,438
	$346,230	$498,067	$72,136	$108,971

Following the completion of the Arrangement, the capital losses are expected to expire, and there is uncertainty over whether the non-capital losses can be utilized after the completion of the Arrangement.

c) Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with WPM in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a WPM subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to WPM 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). From August 6, 2016 to August 5, 2017, the contract price was $4.28 per ounce (August 6, 2015 to August 5, 2016 - $4.24) . From August 6, 2017 the contract price is $4.32 per ounce. The price paid by WPM under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to WPM. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, STB, to WPM’s subsidiary, WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (“NAFTA”) because these measures are arbitrary, discriminatory, unfair and inequitable. As at December 31, 2017, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended its advancement of international arbitration proceedings against the Mexican Government.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Tax treatment for tax years following 2014

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Other

In the observations letters for both the 2010 and 2011 tax years the SAT raised some queries with respect to certain intercompany transactions, and the Company has provided the pertinent information. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements related to these queries.

16. Supplementary cash flow information

Changes in non-cash working capital comprise the following:

		Year ended
	December 31
	2017	2016
Trade and other receivables	$391	($169)
Value added and income taxes receivable	3,464	1,980
Prepaid expenses	866	3,232
Inventories	(1,800)	6,382
Trade and other payables	(4,637)	(12,652)
Other taxes payable	1,634	(931)
	($82)	($2,158)

17.	Shareholders’ equity

a) Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The initial consideration comprised a cash payment of $1.0 million and the issuance of 2,010,050 of Primero’s common shares. As of December 31, 2017, 1,854,271 common shares were issued (2016 – 1,854,271), 28,342 shares were replaced with cash consideration (2016 – nil), with the remaining 127,437 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred. During 2017, one concession was transferred, resulting in the release of $54 from the equity reserve.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive loss. During the year ended December 31, 2017 a mark to market gain of $0.2 million (2016 – gain of $3.6 million) was recognized in relation to the common share purchase warrants.

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive loss for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

During the year ended December 31, 2017, the Company issued a total of 993,684 common shares, valued at $0.6 million, as severance and other payments to former employees.

b) Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the years ended December 31, 2017 and 2016 are as follows:

		Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1,2016	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31,2016	$5,954	$22,106	$784	$30,013	$58,857	$43
PSUs settled in shares	(6,117)	-	-	-	(6,117)	-
Severance payments	-	-	-	(5)	(5)	-
Share-based compensation expense	3,657	1,002	236	-	4,895	(18)
At December 31,2017	$3,494	$23,108	$1,020	$30,008	$57,630	$25

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(i) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share-based compensation arrangements).

A summary of the Company’s stock option activities for the years ended December 31, 2017 and 2016 is presented below.

		Weighted
	Options	average
	outstanding	exercise price
Outstanding At January 1,2016	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$4.17
Granted	2,057,589	0.75
Cancelled/Forfeited	(437,084)	1.57
Expired	(1,334,433)	5.54
Outstanding at December 31,2017	6,811,316	C$3.04

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the years ended December 31, 2017 and 2016.

	2017	2016
Risk free interest rate	0.95%	0.55%
Expected life in years	3.50	3.50
Volatility	72.90%	63.92%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.39	C$0.80

As at December 31, 2017, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$0.75 -C$2.00	2,165,143	4.17	C$0.84	115,980	3.89	C$1.36
C$2.01-C$5.00	3,918,004	2.64	3.46	3,204,048	2.57	3.52
C$5.01-C$8.00	728,169	1.23	7.28	728,169	1.23	7.28
	6,811,316	2.98	C$3.04	4,048,197	2.37	C$4.13

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the years ended December 31, 2017 and 2016 under the PSUP and the Directors PSUP is presented below.

	PSUP Directors PSUP
Outstanding At January 1, 2016	233,577	211,371
Redeemed	(189,961)	(136,744)
Cancelled	(3,896)	-
Outstanding at December 31, 2016	39,720	74,627
Redeemed	(36,887)	-
Cancelled	(2,833)	-
Outstanding at December 31, 2017	-	74,627

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive loss during the year ended December 31, 2017 in relation to the PSUP and Directors PSUP was an expense of $0.02 million (2016 – recovery of $0.1 million) recognized under general and administrative expenses. The total liability recognized at December 31, 2017 in respect of the PSUP and Directors PSUP was less than $0.1 million (December 31, 2016 – less than $0.1 million) which is classified as a current liability, reported within trade and other payables.

(iii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the years ended December 31, 2017 and 2016 under the 2013 PSUP is presented below.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	December 31	December 31
	2017	2016
Opening balance	4,670,104	2,088,902
Redeemed	(2,946,800)	(1,324,092)
Granted	4,410,812	4,046,139
Cancelled	(951,495)	(140,845)
	5,182,621	4,670,104

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive loss for the year ended December 31, 2017 in relation to the 2013 PSUP was $2.9 million (2016 - $4.9 million).

(iv) Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at December 31, 2017, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive loss for the year ended December 31, 2017 was $0.2 million (2016 - $0.4 million).

18. Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	2017	2016
Net Loss attributable to shareholders
Basic	($409,685)	($234,420)
Diluted	(409,685)	(234,420)
Weighted average number of shares
Basic	191,738,274	177,569,024
Diluted	191,738,274	177,569,024
Basic loss per share	($2.14)	($1.32)
Diluted loss per share	($2.14)	($1.32)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For the year ended December 31, 2017, 28,411,463 common shares which are issuable from outstanding stock options, 2013 PSUs, DSUs and from the 5.75% convertible debentures (2016 – 26,928,026 common shares) were excluded from the calculation of diluted loss per share as they would be considered to be anti-dilutive.

19.	Cash

a) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

b) Restricted cash

The Company does not have any restricted cash at December 31, 2017. At December 31, 2016, restricted cash of $4.6 million (C$6.2 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development and Mines (“MNDM”). This was released in 2017, following the sale of the Black Fox Complex.

20. Decommissioning liability

As at December 31, 2017, the decommissioning liability consists of reclamation and closure costs for the San Dimas mine. As at December 31, 2016, the decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $30.7 million at December 31, 2017 (2016 - $59.6 million) and the present value of the obligation was estimated at $11.6 million (2016- $29.8 million).

	San Dimas	Black Fox	Total
Decommissioning liability, January1, 2016	$9,324	$18,970	$28,294
Accretion expense	723	320	1,043
Change in estimated timing of cash flows	(167)	620	453
At December 31,2016	9,880	19,910	29,790
Accretion expense	766	208	974
Foreign exchange, estimated timing and other adjustments	1,000	-	1,000
Disposition	-	(20,118)	(20,118)
At December 31,2017	$11,646	$-	$11,646

The discount rates used by the Company in 2017 and 2016 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2017 and 2016:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Expected years	Discount rate	Inflation rate
2017
San Dimas	16 yrs	7.39%	3.50%
2016
San Dimas	17 yrs	7.75%	3.40%
Black Fox Complex	5 yrs	2.34%	2.00%

21.	Capital management

The Company’s primary objective in managing capital is to ensure sufficient liquidity through the conclusion of the Arrangement Agreement with First Majestic.

The Company’s capital items are the following:

	December 31	December 31
	2017	2016
Cash and cash equivalents	$20,966	$19,875
Undrawn revolving credit facility	4,799	25,000
Current debt	30,310	50,841
Long-term debt	47,625	52,906
Shareholders' equity	59,731	461,130

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends. Utilization of the undrawn RCF requires consent from WPM.

As at December 31, 2017, the Company was not subject to any financial covenants and was in compliance with all non-financial covenants.

22.	Financial instruments

The Company’s financial instruments at December 31, 2017 consist of cash and cash equivalents, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2017, the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, and the RCF are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the finance lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2017 or December 31, 2016, other than those discussed below.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 10 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2017 a mark to market gain of $4.9 million (2016 – $9.0 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 (Note 17 a)) are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value during the term of the warrants. During the year ended December 31, 2017, a mark-to-market gain of $1.0 million (2016 - $3.6 million) was recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31
Level1	2017	2016
Investment in Fortune Bay(1)	$910	$1,160
5.75% convertible debentures(2,3)	47,625	52,500
Warrant liability (2)	44	1,066

1.	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2.

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

3.

On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal of $75 million paid on this date.

At December 31, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a) Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2017 is considered to be negligible. The Company expects the outstanding VAT receivable from the Mexican tax authorities to be refunded or be offset against future tax payments. Approximately $15.2 million was refunded since July 2017.

The Company’s maximum exposure to credit risk at December 31, 2017 and 2016 is as follows:

	2017	2016
Cash and restricted cash	$20,966	$24,452
Trade and other receivables	1,241	1,962
Current and non-current taxes receivable	40,789	41,838
	$62,996	$68,252

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21. Further considerations in our liquidity risk are described in note 15 c).

If the Arrangement Agreement to sell the Company to First Majestic is terminated for any reason, there would be significant uncertainy as to whether the Company could discharge its commitments as they come due from cash from operations and collection of receivables without an extension of the RCF maturity date or other form of re-financing.

The table below shows the Company’s liquidity risk profile at December 31, 2017:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$20,966	$-	$20,966
Trade and other payables	(19,593)	-	(19,593)
Revolving credit facility balance and interest	(30,657)	-	(30,657)
Finance lease liabilities	(109)	-	(109)
5.75% Convertible debentures and interest	(4,313)	(80,010)	(84,323)
Total	($33,706)	($80,010)	($113,716)

Refer to note 2 b) for the Company’s plans to address liquidity risk associated with the current working capital deficiency. The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense from continuing operations during the year ended December 31, 2017 was $0.9 million (2016 - $0.8 million).

c) Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2017, the Company recognized a loss of $4.5 million on foreign exchange (2016 – loss of $1.0 million). Based on the above net exposures at December 31, 2017, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.6 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $1.4 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.2 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $2.7 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving credit facility which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before tax of $0.3 million (assuming $30.2 million drawn on the line of credit).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit before tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2017	2016
Gold price
10% increase	$14,081	$14,084
10% decrease	(14,081)	(14,084)
Silver price
10% increase	$-	$222
10% decrease	-	(222)

23.	Related party transactions

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2017	2016
Short-term employee benefits	$2,418	$3,122
Share-based compensation	2,409	3,879
Termination benefits	1,395	1,172
	$6,222	$8,173

As at December 31, 2017 $0.9 million (2016 - $0.6 million) of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arm’s length transaction.

24.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Certain of the properties included in the San Dimas mine and for which Primero holds legal title have been subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated against previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. As such, Primero initially has no standing to participate in them and may not receive timely notice of such actions brought or decisions rendered.

Since acquiring the San Dimas mine, Primero has been aware of four such Ejidos actions, three of which have been finally resolved in favour of Primero’s interests. Primero continues to challenge the fourth outstanding Ejidos’ legal claim to defend its position as the legitimate owner of the subject property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. Further, there can be no assurance that Ejidos will not engage in legal proceedings to claim interests in properties owned by Primero in future.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend this class action lawsuit.

(c) As at December 31, 2017, the Company had entered into commitments to purchase plant and equipment totaling $0.1 million (December 31, 2016 - $0.5 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(e) Under the Silver Purchase Agreement, a subsidiary of Primero has a commitment to deliver 215 million ounces of silver to WPMI by October 15, 2031 (the “Minimum Silver Amount”). In the event the Minimum Silver Amount is not reached, a payment of $0.50 per ounce for the shortfall ounces is required (the “Minimum Silver Payment”). Goldcorp has indemnified Primero, and will ultimately be responsible for, any amount paid in respect of the Minimum Silver Payment.

25.	Subsequent events

On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the "Arrangement"). Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

Concurrent with execution of the Arrangement Agreement, First Majestic has entered into agreements with WPMI, a wholly-owned subsidiary of WPM whereby, following closing of the Arrangement, the current silver streaming interest at San Dimas held by WPM will be terminated and First Majestic and WPM will enter into a new stream arrangement based on 25% of the gold equivalent production at San Dimas (the "New Stream") with ongoing payments of $600 per gold equivalent ounce delivered under the agreement. As part of the transaction, WPM will receive 20,914,590 common shares of First Majestic having an aggregate value of $151 million.

The Arrangement will also provide for the issuance by First Majestic of an aggregate of approximately 226,476 replacement stock options (assuming no exercise of existing Primero options) to Primero option holders who do not exercise their Primero options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement all existing warrants of Primero will become exercisable to acquire First Majestic common shares at exercise prices adjusted by the Exchange Ratio. The Arrangement will also provide that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero will be paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

Certain additional amounts payable in connection with the Arrangement, include repayment of all amounts owing under Primero's existing RCF and the expected repayment of Primero's $75 million of outstanding convertible debentures.

On March 13, 2018, the Arrangement was approved by Primero shareholders. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in or around the end of April 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

On March 13, 2018, the debenture holders voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the trust indenture) following the effective date of the Arrangement.